The Providence Service Corporation

5524 East Fourth Street

Tucson, AZ 85711

June 4, 2009

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
File No. 1-34221

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “We”, “Our” or similar pronouns) response to your comment letter dated May 26, 2009 (“Comment Letter”) regarding Form 10-K, filed by us on March 30, 2009 (“Form 10-K”) and Form 10-Q filed by us on May 7, 2009 (“Form 10-Q”), SEC file number 1-34221.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2008

Notes to Consolidated Financial Statements, page 81

7. Acquisitions, page 99

Staff Comment

1.	We note your September 30, 2008 acquisition of substantially all of the assets in Illinois and Indiana of Camelot Community Care, Inc. (“CCC”) and that as of the acquisition date CCC was indebted to the Company for approximately $4.8 million for management services rendered by the Company to CCC under several management services agreements. Please advise us of the following with regard to this acquisition:

•

Based on your disclosure of the transaction, it appears that you have forgiven CCC’s $4,827,425 indebtedness to you and this amount was recorded as goodwill and intangibles in the acquisition. Please confirm our understanding and, if correct, explain to us how you considered SAB Topic 13.A.1 in determining the collectibility of this amount was reasonably assured. Provide us with an analysis of the agings of the receivables due from CCC at the date of acquisition;

•

Tell us whether you have impaired any of the goodwill and intangible assets related to the CCC acquisition as of September 30, 2008 or December 31, 2008. If so, tell us the remaining amounts of each recorded as of September 30, 2008 and December 31, 2008; and

•

Tell us how you considered the related party disclosure requirement of SFAS 57 for this transaction. Alternatively, tell us why you do not believe CCC was a related party when considering the not-for-profit managed services you provided to them (pages 4-5) and your agreement with CIT to subordinate your management fee receivable, or any other monetary obligations of managed entities owed to the Company, to the claims of CIT in the event one of your managed entities defaults under its stand-alone credit facility with CIT (page 109).

Registrant Response

Management Fee Receivable Collectibility

The Staff’s understanding of the allocation of CCC’s indebtedness to us for management services provided by us to CCC of approximately $4.8 million is correct. This amount was credited against the purchase price in connection with the acquisition of substantially all of the assets of CCC’s Illinois and Indiana operations on September 30, 2008, or the Acquisition, and was allocated to goodwill and intangible assets.

With respect to the guidance in SAB Topic 13.A.1 regarding determining the collectibility of CCC’s indebtedness to us, referred to as Management Fee Receivable, we believe for the reasons set forth below that the collectibility of the Management Fee Receivable was reasonably assured as of the date of the Acquisition.

•

Each month we examine each of our managed entities financial position, results of operations and cash flows with regard to their solvency, outlook and ability to pay us any outstanding management fees. If the likelihood that we will not be paid is other than reasonably assured, we defer the recognition of these management fees until we are certain that payment is reasonably assured.

•

In order to enhance liquidity and to support business growth and other working capital needs of the entities we manage, we may allow the managed entities to defer payment of their respective management fees. In addition, the entities we manage sometimes experience collection delays due to either lack of proper documentation of claims, government budgetary processes or similar reasons (either directly or as managers of other contracting entities). We generally do not consider a management fee receivable to be uncollectible due solely to its age until it is over 365 days old. As of the date of the Acquisition, no amounts due from CCC to us for management services provided by us to CCC were older than 365 days. Please see Exhibit 1 attached hereto for an analysis of the aging of the Management Fee Receivable at the date of the Acquisition.

•

Based on our collection history with CCC as the long-term manager of their operations beginning in 2002, we determined as of the date of the Acquisition that the payment of the entire Management Fee Receivable was probable.

•

CCC has its own stand-alone line of credit with CIT Healthcare LLC. The loan agreement permits CCC to use their credit facility to pay our management fees, provided they are not in default under the facility at the time of the payment. As of September 30, 2008, CCC had availability of approximately $3.0 million under its line of credit as well as $2.8 million in cash and cash equivalents.

Goodwill and Intangible Assets

In our preliminary allocation of the purchase price as of September 30, 2008, which we disclosed in Form 10-Q for the quarterly period ended September 30, 2008 filed with the SEC on November 10, 2008, we allocated approximately $5.3 million (including the Management Fee Receivable of approximately $4.8 million) of the $5.4 million purchase price to goodwill. Due to the timing of the completion of the Acquisition as well as the fact that our valuation analysis of the allocation of the purchase price was not yet complete, we did not record an impairment loss related to the goodwill recorded in connection with the Acquisition as of September 30, 2008.

Upon completion of our valuation analysis in the fourth quarter of 2008, we allocated approximately $3.4 million to other intangible assets (amortizable customer relationships) and the remaining $1.9 million of the purchase price to goodwill. Based upon the results of our annual goodwill impairment analysis for the year ended December 31, 2008, the entire amount allocated to goodwill related to the Acquisition was impaired as of December 31, 2008. Based on the results of our impairment test with respect to other intangible assets in accordance with SFAS 144, we determined that the other intangible assets related to the Acquisition were not impaired as of December 31, 2008.

When we acquire a business our pricing is typically based upon a multiple of the target entity’s historical EBITDA. Over the years we have been a successful competitor using this basis for determining the value of and price paid for our acquisitions. We believe this pricing method is also used by our competitors to value their business combinations and is typical in the mergers and acquisition market. During the quarter ended December 31, 2008, we believe the market for mergers and acquisitions further deteriorated such that by the end of 2008, the EBITDA multiples being used to price acquisitions had dropped significantly from what they had been for us at the time the terms of the purchase agreement with CCC had been negotiated. In addition, during the six months ended December 31, 2008, we had a significant and sustained decline in market capitalization due to the decrease in the market price of our common stock. We believe this decrease in stock price resulted primarily from our lower than anticipated financial results during such period. These financial results were caused by significant changes in the climate of our business, the uncertainty in the state governmental payer environment, the impact of related budgetary decisions, and by the sharp down turn in the United States economy generally. The non-cash goodwill impairment charge recorded by us for the quarterly period ended December 31, 2008 related to CCC reflects the magnitude of both the decline in our market capitalization and the deterioration of the mergers and acquisitions market (including peer group guideline company multiples of EBITDA) during this period (post acquisition) and was unrelated to the collectibility of the Management Fee Receivable.

Related Party Disclosure

Based upon the nature of our independent relationship with CCC, we have determined that CCC is not a related party as defined in SFAS 57 for disclosure purposes. CCC is controlled by an independent board of directors. We do not have the power through ownership, contractual right or otherwise to directly, or indirectly control, or significantly influence CCC.

We report directly to CCC’s independent board of directors which has elected to engage us to provide some or all of the management and administrative services described on pages 4 and 5 of Form 10-K. The management services agreement can be terminated with cause (as defined in the agreement) by either party upon 90 days written notice.

In keeping with our mission to offer and support the provision of the highest quality of service to our clients and provide a viable alternative to state and local governments’ current service delivery systems, we endeavor to ensure that the entities we manage are positioned to grow their operations. As part of this strategy and to enhance their liquidity, we agreed with CIT Capital Securities LLC, or CIT (our senior creditor) to subordinate the management fee receivable and any other monetary obligations of certain of our managed entities (including CCC), which have separate stand-alone credit facilities with CIT Healthcare LLC (an affiliate of CIT), to the claims of CIT. We have not deferred any management fee revenues nor has there ever been a circumstance whereby CCC has been unable to fund its obligations under its credit facility with CIT Healthcare LLC.

Form 10-Q for the fiscal quarter ended March 31, 2009

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

2. Description of Business and Summary of Critical Accounting Estimates, page 6

New Accounting Pronouncements, page 11

Staff Comment

2.	We note on page 40 that the adoption of EITF 07-5 did not impact your consolidated financial statements. We further note on page 107 of your Form 10-K for the year ended December 31, 2008 that the conversion rate of your 6.5% convertible senior subordinated notes are subject to adjustment. Please describe to us the circumstances that would result in an adjustment to the conversion rate and explain to us how you applied the provisions of EITF 07-5 to each circumstance, as applicable.

Registrant Response

On November 13, 2007, we issued $70.0 million of 6.5% convertible senior subordinated notes, or the Notes, maturing on May 15, 2014, unless earlier repurchased by us or converted by the holder The Notes are convertible with an initial conversion price of $41.698 per share (23.982 shares per $1,000 of principal Notes), which was 143.5% of the $29.06 closing market price of our common stock on November 13, 2007.

Conversion – General

We will settle each $1,000 principal amount of Notes being converted and any accreted value (conversion spread) by delivering shares equal to the sum of the daily settlement amounts. This conversion formula results in a maximum number of shares equal to 31.776 to be delivered upon conversion of the Notes per $1,000 principal amount of Notes (subject to anti-dilution adjustments). We will deliver cash in lieu of any fractional shares of common stock issuable in connection with the Notes based on the closing price of our common stock. The anti-dilution adjustments provide for an adjustment of the conversion rate in the event of common stock dividends, stock splits or distributions (including distributions of capital stock (other than common stock), evidences of the indebtedness or other assets of the Company), which impact all of the issued shares of common stock.

Adjustment to Shares Delivered on Conversion upon Certain Fundamental Changes

If a “fundamental change”, as defined in the Indenture, occurs prior to May 15, 2014, and the holders elect to convert their Notes, the conversion rate will be increased by an additional number of shares of our common stock determined based on a table with axes of stock price and time. This provision is referred to as a “make-whole” provision and exists to protect the note holders from the loss of the time value that is priced into the conversion option.

Application of EITF 07-5

The Conversion Option

The conversion option represents a written call option on our common stock embedded within the Notes and as such we analyze this option to determine whether it is required to be bifurcated from the Notes per the provisions of paragraph 12 of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, or SFAS 133. We have analyzed the conversion option under paragraphs 6-9 of SFAS 133 and concluded that it does meet the definition of a derivative. We then considered whether the conversion option would meet the paragraph 11(a) scope exception of SFAS 133. Paragraph 11(a) of SFAS 133 indicates that instruments that are 1) indexed to an issuer’s own stock and 2) are classified in stockholders’ equity are not within the scope of SFAS 133. Therefore, if the conversion option meets this scope exception it would not be deemed a derivative for the purposes of applying the provisions of SFAS 133.

To determine whether the conversion option qualifies for the first part of the scope exception in paragraph 11(a) of SFAS 133, we applied the two-step approach required by EITF 07-5 set forth below and the guidance in Example 18 of that EITF.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

All of the triggering conversion events are contingencies that are not based on an observable market or an observable index; rather the contingencies are based on an event, being the occurrence (or not) of the acquisition, or a fundamental change.

Based on the above discussion, Step 1 does not preclude the conversion option from being considered indexed to our own stock because the option is not based on an observable market outside of our stock or an observable index; and that once the contingency has occurred, the settlement amount is based solely on our own stock price.

Step 2: Evaluate the instrument’s settlement provisions

Based on the nature of the circumstances that would result in an adjustment to the conversion rate described above, consisting of the make-whole provision and anti-dilution adjustment provisions, the only variables that affect the settlement amount of the conversion in each case would be inputs to the fair value of a fixed-for-fixed option on equity shares as they relate to stock price, expected stock dividends or other dilutive activities as described in EITF 07-5. With respect to the make-whole provision, the number of make-whole shares (i.e., the additional number of shares of our common stock by which the conversion rate will be increased if a fundamental change occurs) is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares.

Conclusion

Based on the above discussion, we have determined that the conversion option is indexed to our own stock per the analysis performed under EITF 07-5. Additionally, the conversion option is not classified as stockholders’ equity, thus the conversion option qualifies for the scope exception in paragraph 11(a) of SFAS 133 and is not accounted for as a derivative instrument.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1	Management Fee Receivable Aging Analysis

2(a)	Convertible Senior Subordinated Note Indenture, dated November 13, 2007, between The Providence Service Corporation and The Bank of New York Trust Company, N.A., as Trustee.

(a)	Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2007.

Exhibit 1

The Providence Service Corporation

CCC Receivable Aging Report

as of September 29, 2008

Entity	Balance	Current	Over
			30	60	90	120	150	180	210	240	270	300	330	>365
Camelot Community Care*	4,970,515	519,005	505,235	497,322	486,004	507,858	506,796	508,657	497,009	542,971	399,658	0	0	0

Total	$4,970,515	$519,005	$505,235	$497,322	$486,004	$507,858	$506,796	$508,657	$497,009	$542,971	$399,658	$—	$—	$—

Percent of total	100.00%	10.44%	10.16%	10.01%	9.78%	10.22%	10.20%	10.23%	10.00%	10.92%	8.04%	0.00%	0.00%	0.00%

*	Includes $143,090 that was not forgiven through the purchase of CCC.